     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1996

                                                      REGISTRATION NO. 333-04857
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  VIVUS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                            2834                           94-3136179
 (STATE OF OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)


                              545 MIDDLEFIELD ROAD
                                   SUITE 200
                          MENLO PARK, CALIFORNIA 94025
                                 (415) 325-5511
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                LELAND F. WILSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  VIVUS, INC.
                              545 MIDDLEFIELD ROAD
                                   SUITE 200
                          MENLO PARK, CALIFORNIA 94025
                                 (415) 325-5511
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                 MARIO M. ROSATI, ESQ.                                    SCOTT T. SMITH, ESQ.
                ROBERT D. BROWNELL, ESQ.                               KATHARINE A. MARTIN, ESQ.
            WILSON SONSINI GOODRICH & ROSATI                         PILLSBURY MADISON & SUTRO LLP
                PROFESSIONAL CORPORATION                                  2700 SAND HILL ROAD
                   650 PAGE MILL ROAD                                 MENLO PARK, CALIFORNIA 94025
              PALO ALTO, CALIFORNIA 94304                                    (415) 233-4500
                     (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / / _____________

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED          PROPOSED
                                                                    MAXIMUM           MAXIMUM
           TITLE OF EACH CLASS OF              AMOUNT TO BE     OFFERING PRICE       AGGREGATE         AMOUNT OF
        SECURITIES TO BE REGISTERED             REGISTERED       PER SHARE(1)    OFFERING PRICE(1) REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------------------
Common Stock, .001 par value(2).............   2,300,000(3)         $30.00          $69,000,000         $23,800
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c).
(2) One Preferred Share Purchase Right is attached to each share of Common Stock and is issued without receipt of additional compensation.
(3) Includes 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION,

                   PRELIMINARY PROSPECTUS DATED JUNE 21, 1996


                                2,000,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

      All of the shares of Common Stock offered hereby are being offered by VIVUS, Inc. ("VIVUS" or the "Company").


     The Common Stock is quoted on the Nasdaq National Market under the symbol "VVUS." On June 19, 1996, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $30.00 per share. See "Price Range of Common Stock."


      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 5.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO
                        THE CONTRARY IS A CRIMINAL OFFENSE.


- ----------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------
                                                    Underwriting
                                  Price to          Discounts and        Proceeds to
                                   Public          Commissions(1)        Company(2)
- ----------------------------------------------------------------------------------------
Per Share...................          $                   $                   $
- ----------------------------------------------------------------------------------------
Total.......................          $                   $                   $
- ----------------------------------------------------------------------------------------
Total Assuming Full Exercise
  of Over-Allotment
  Option(3).................          $                   $                   $
- ----------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------

(1) See "Underwriting".
(2) Before deducting expenses estimated at $500,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 300,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------
     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that the delivery of the Common Stock will be made in New York City on or about
               , 1996.
                            ------------------------
PAINEWEBBER INCORPORATED

                            INVEMED ASSOCIATES, INC.

                                                          GENESIS MERCHANT GROUP
                                                                SECURITIES
                            ------------------------
                THE DATE OF THIS PROSPECTUS IS           , 1996

                                    ARTWORK

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and financial statements incorporated herein by reference. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised.


     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     VIVUS, Inc. ("VIVUS" or the "Company") is a leader in the development of advanced therapeutic systems for the treatment of erectile dysfunction. Erectile dysfunction, commonly referred to as impotence, is the inability to achieve and maintain an erection of sufficient rigidity for sexual intercourse. The Company's transurethral system for erection is a non-invasive, easy to use system that delivers pharmacologic agents topically to the urethral lining. In March 1996, the Company submitted a New Drug Application ("NDA") to the Food and Drug Administration ("FDA") for its anticipated first product, MUSE(R) (alprostadil). The FDA accepted the Company's filing for priority review. The Company believes that MUSE (alprostadil), if approved, could become first line therapy for erectile dysfunction.

     If required approvals are received, the Company intends to market and sell its products initially through a direct sales force in the United States and to distribute its products in foreign markets through distribution, co-promotion or license agreements with corporate partners. In February 1996, the Company entered into an agreement with a wholly owned subsidiary of Cardinal Health, Inc. ("Cardinal") that provides that Cardinal will fulfill the Company's orders and warehouse its products. In May 1996, the Company completed a marketing agreement with Astra AB ("Astra") to distribute the Company's products in Europe, South America, Central America, Australia and New Zealand. As consideration for execution of the marketing agreement, Astra will pay the Company $10 million in June 1996. The Company will be paid up to an additional $20 million in the event it achieves certain milestones. Astra has agreed to purchase product from the Company for resale into the above mentioned markets.

     The Company has sought and will continue to seek pharmacologic agents suitable for transurethral delivery for which significant safety data already exists. The Company believes that such agents may progress more rapidly through clinical development and the regulatory process. In the second half of 1996, the Company expects to begin a Phase III multi-center trial for its second product candidate, a combination of alprostadil and prazosin delivered via the Company's transurethral system for erection. The Company has several other product candidates in preclinical development.

     Based on a published study of more than 1,200 men in Massachusetts, the Company estimates that over 30% of males in the United States between the ages of 40 and 70 suffer from moderate to complete erectile dysfunction. The Company believes that similar rates of erectile dysfunction prevail outside the United States. A recent estimate from the NIH Consensus Statement on Impotence (1992) suggests that the number of United States men with erectile dysfunction may be 10 to 20 million. The rate of erectile dysfunction increases significantly with age. The primary medical therapies currently used are needle injection of pharmacologic agents into the penis, vacuum constriction devices, penile implants and oral medications. Despite the detrimental effect erectile dysfunction may have on a couple's quality of life, the Company believes that, due in part to the limitations of current therapies, a large number of men suffering from erectile dysfunction currently do not seek medical treatment. The Company believes that its transurethral system for erection, because it is a discreet, easily administered therapy, may increase the number of men who will seek and receive medical treatment for erectile dysfunction.

     The Company's technology is based on the discovery that the urethra, although an excretory duct, can absorb certain pharmacologic agents into the surrounding erectile tissues. The Company is the exclusive assignee of issued patents and patent applications that were filed by ALZA Corporation ("Alza") based on inventions by the Company's founding scientist while at Alza. The Company is also the exclusive licensee of other United States and foreign patents and patent applications that relate to the transurethral delivery of pharmacologic agents for the treatment of erectile dysfunction.


VIVUS was incorporated in California in April 1991 and reincorporated into Delaware on May 24, 1996. The Company's principal executive offices are located at 545 Middlefield Road, Suite 200, Menlo Park, California 94025. The Company's telephone number is (415) 325-5511.

                                  THE OFFERING

Common Stock Offered by the Company............  2,000,000 shares
Common Stock to be Outstanding after the
  Offering.....................................  15,804,665 shares(1)
Use of Proceeds................................  For expenses related to its marketing and sales organization, a second manufacturing
                                                 plant and expansion of the Company's existing
                                                 plant, new product preclinical and clinical
                                                 costs, ongoing research and development
                                                 activities and general corporate purposes.
Nasdaq National Market symbol..................  VVUS

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                     MARCH 31,
                                         -------------------------------------------------   -------------------
                                         1991(2)    1992      1993       1994       1995       1995       1996
                                         -------   -------   -------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Operating expenses:
  Research and development.............   $ 340    $ 3,102   $ 6,814   $ 13,916   $ 21,313   $  5,113   $  5,359
  General and administrative...........     174        626     1,499      2,587      4,389        897      1,379
                                           ----     ------    ------    -------    -------    -------    -------
         Total operating expenses......     514      3,728     8,313     16,503     25,702      6,010      6,738
Interest income........................       2         63       538      1,639      2,891        553        503
                                           ----     ------    ------    -------    -------    -------    -------
         Net loss......................   $(512)   $(3,665)  $(7,775)  $(14,864)  $(22,811)  $ (5,457)  $ (6,235)
                                           ====     ======    ======    =======    =======    =======    =======
         Net loss per common and common
           equivalent share............      --         --   $ (0.79)  $  (1.27)  $  (1.70)  $  (0.44)  $  (0.45)
Shares used in per share calculation...      --         --     9,828     11,744     13,457     12,315     13,991


                                                      AS OF DECEMBER 31,             AS OF MARCH 31, 1996
                                              ----------------------------------   -------------------------
                                                1993         1994         1995      ACTUAL    AS ADJUSTED(3)
                                              --------     --------     --------   --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and securities.....  $ 23,059     $ 40,999     $ 39,524   $ 33,772      $ 89,672
  Total assets..............................    24,732       43,021       44,049     38,657        94,557
  Total liabilities.........................     1,297        2,714        2,868      3,499         3,499
  Accumulated deficit.......................   (11,952)     (26,816)     (49,627)   (55,862)      (55,862)
  Stockholders' equity......................    23,435       40,307       41,181     35,158        91,058


- ---------------

(1) Excludes, as of May 31, 1996, 1,647,563 shares of Common Stock issuable upon the exercise of outstanding options granted pursuant to the Company's 1991 Incentive Stock Plan and 264,300 shares of Common Stock issuable upon the exercise of outstanding warrants.

(2) April 16, 1991 (inception) through December 31, 1991.


(3) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $30.00 and the receipt of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in evaluating an investment in the shares offered hereby.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

DEPENDENCE ON THE COMPANY'S TRANSURETHRAL SYSTEM FOR ERECTION


     The Company currently relies upon a single therapeutic approach to treat erectile dysfunction, its transurethral system for erection. No assurance can be given that the Company's therapeutic approach, or its proposed pharmacologic formulations, will be shown to be safe and effective or ultimately be approved by appropriate regulatory agencies. Certain side effects have been found to occur with the use of MUSE (alprostadil). Mild to moderate transient penile/perineal pain was suffered by 21 percent to 42 percent of patients (depending on dosage) treated with MUSE (alprostadil) in the Company's Phase II/III Dose Ranging study. Moderate to severe decreases in blood pressure were experienced by one percent to four percent of patients (depending on dosage) treated with MUSE (alprostadil) in such study. The existence of side effects or dissatisfaction with product results may impact a patient's decision to use or continue to use, or a physician's decision to recommend, MUSE (alprostadil) as a therapy for the treatment of erectile dysfunction thereby affecting the commercial viability of MUSE (alprostadil). The Company has never commercially introduced a product and no assurance can be given that any of the Company's products, if approved, will be successfully introduced. In addition, technological changes or medical advancements could diminish or eliminate the commercial viability of the Company's products. As a result of the Company's single therapeutic approach and its current focus on MUSE (alprostadil), the failure to obtain an approval of its NDA for MUSE (alprostadil) on a timely basis, if at all, or to successfully commercialize such product would have an adverse effect on the Company and could threaten the Company's ability to continue as a viable entity.


GOVERNMENT REGULATION AND UNCERTAINTY OF PRODUCT APPROVALS

     The Company's research, preclinical development, clinical trials, manufacturing and marketing of its products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Clinical trials, manufacturing and marketing of the Company's products will be subject to the rigorous testing and approval processes of the FDA and equivalent foreign regulatory agencies. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approvals is uncertain and typically takes a number of years, depending on the type, complexity and novelty of the product. Since the Company's products involve transurethral delivery, a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional delivery systems. The Company completed pivotal clinical trials in 1995 and submitted an NDA for its anticipated first product, MUSE (alprostadil), to the FDA in March 1996. While the Company believes its NDA filing was substantially complete, there can be no assurance that the Company will not be required to conduct additional research or clinical trials. Although the Company's NDA was accepted for priority review by the FDA, there can be no assurance that FDA approval will be granted on a timely basis, if at all, or if granted, that such approval will not contain significant limitations in the form of warnings, precautions or contraindications with respect to condition of use. Any delay in obtaining, or failure to obtain, such approval would adversely affect the Company's ability to generate product revenue.

     The Company's clinical trials for future products will seek safety data as well as efficacy data and will require substantial time and significant funding. There is no assurance that clinical trials will be completed successfully within any specified time period, if at all. Furthermore, the FDA may suspend clinical trials at any time if it is believed that the subjects participating in such trials are being exposed to unacceptable health risks. There can be no assurance that FDA or other regulatory approvals for other products developed by the

Company will be granted on a timely basis, if at all, or if granted, that such approval will not contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, such approvals could adversely affect the Company's ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of pharmaceutical products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     The Company obtains the necessary raw materials and components for the manufacture of MUSE (alprostadil) from third parties. The Company currently contracts with contract manufacturing organizations that are required to comply with strict standards established by the Company. Contract manufacturers are required by the Federal Food, Drug, and Cosmetic Act, as amended, and by FDA regulations to follow Good Manufacturing Practice ("GMP"). The Company is required to identify its suppliers to the FDA and is dependent upon its contract manufacturers and its suppliers to comply with the Company's specifications and, as required, GMP or similar standards imposed by foreign regulators. There can be no assurance that the FDA, or a state, local or foreign regulator will not take action against a contract manufacturer or supplier found to be violating applicable regulations. Such an action could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Raw Materials and Manufacturing."

LIMITED MANUFACTURING EXPERIENCE AND DEPENDENCE ON SOLE CONTRACT MANUFACTURER

     The Company has only limited experience in manufacturing MUSE (alprostadil) and has not yet manufactured it in commercial quantities. As a result, the Company has no experience manufacturing its product in volumes necessary for the Company to achieve significant commercial sales, and there can be no assurance that reliable high volume manufacturing can be achieved at commercially reasonable cost. If the Company encounters any manufacturing difficulties, including problems involving production yields, quality control and assurance, supplies of components or raw materials or shortages of qualified personnel, it could have a material adverse effect on the Company's business, financial condition and results of operations.

     The formulation, filling, packaging and testing of MUSE (alprostadil) is performed by Paco Pharmaceutical Services, Inc. ("Paco"), a wholly owned subsidiary of The West Company, at its facility in Lakewood, New Jersey. In June 1995, the Company completed construction of its approximately 6,000 square feet of dedicated manufacturing and testing space within Paco's facility. The Company will be required to expand its manufacturing and testing space at Paco or to find additional facilities, if regulatory approval is obtained and MUSE (alprostadil) is successfully introduced. The Company also intends to establish a Company owned and operated manufacturing facility in Europe. Until the Company develops an in-house manufacturing capability or is able to identify and qualify alternative contract manufacturers, it will be entirely dependent upon Paco for the manufacture of its products. As part of the approval process for the Company's NDA, Paco will be subject to an audit by the FDA as part of its GMP inspection. There can be no assurance that the facility will receive the necessary GMP approval. There can be no assurance that the Company's reliance on Paco or others for the manufacture of its products will not result in problems with product supply, and there can be no assurance that the Company will be able to establish a second manufacturing facility or expand its existing facility at Paco. Interruptions in the availability of products could delay or prevent the development and commercial marketing of MUSE (alprostadil) and other potential products and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Raw Materials and Manufacturing" and "-- Government Regulation."

LIMITED SALES AND MARKETING EXPERIENCE AND DEPENDENCE ON THIRD PARTIES

     The Company has no experience in the sale, marketing and distribution of pharmaceutical products. If required approvals are received, the Company intends to market and sell its products initially through a direct sales force in the United States. In order to market its products directly, the Company must develop a sales force with the proper technical expertise. There can be no assurance that the Company will be able to build a sales force, or that the Company's sales and marketing efforts will be successful.

     In February 1996, the Company entered into an agreement with Cardinal. Under this agreement, Cardinal will warehouse the Company's finished goods, take customer orders, pack and ship its product, invoice customers and collect related receivables. The Company will also have access to Cardinal's information systems that support these functions. As a result of this agreement with Cardinal, the Company is dependent on Cardinal's efforts to fulfill orders and warehouse its products effectively. There can be no assurance that such efforts will be successful.

     In May 1996, the Company completed a marketing agreement with Astra AB ("Astra") to distribute the Company's products in Europe, South America, Central America, Australia and New Zealand. As consideration for execution of the marketing agreement, Astra will pay the Company $10 million in June. The Company will be paid up to an additional $20 million in the event it achieves certain milestones. The marketing agreement does not have minimum purchase commitments, and Astra may take up to twelve months to introduce a product in a given country following regulatory approval in such country. As a result of this marketing agreement with Astra, the Company is dependent on Astra's efforts to market, distribute and sell the Company's products effectively in the above mentioned markets. There can be no assurance that such efforts will be successful.

     The Company intends to market and sell its products in other foreign markets through distribution, co-promotion or license agreements with corporate partners. To the extent that the Company enters into distribution, co-promotion or license agreements for the sale of its products, the Company will be dependent upon the efforts of third parties. These third parties may have other commitments, and there can be no assurance that they will commit the necessary resources to effectively market, distribute and sell the Company's product. See "Business -- Sales and Marketing."

INTENSE COMPETITION

     Competition in the pharmaceutical and medical products industries is intense and is characterized by extensive research efforts and rapid technological progress. Certain treatments for erectile dysfunction exist, such as needle injection therapy, vacuum constriction devices, penile implants and oral medications, and the manufacturers of these products will continue to improve these therapies. In July 1995, the FDA approved the use of alprostadil in The Upjohn Company's ("Upjohn") needle injection therapy product for erectile dysfunction. Previously, Upjohn had obtained approval in a number of European countries. Additional competitive therapies under development include an oral medication, Viagra, by Pfizer, Inc. which is currently in Phase III clinical trials. Other large pharmaceutical companies are also actively engaged in the development of therapies for the treatment of erectile dysfunction. These companies have substantially greater research and development capabilities as well as substantially greater marketing, financial and human resources than the Company. In addition, these companies have significantly greater experience than the Company in undertaking preclinical testing, human clinical trials and other regulatory approval procedures. There are also small companies, academic institutions, governmental agencies and other research organizations that are conducting research in the area of erectile dysfunction. For instance, Zonagen, Inc. and Pentech Pharmaceutical, Inc. have oral medications under development. These entities may also market commercial products either on their own or through collaborative efforts. The Company's competitors may develop technologies and products that are available for sale prior to the Company's products or that are more effective than those being developed by the Company. Such developments would render the Company's products less competitive or possibly obsolete. If the Company is permitted to commence commercial sales of products, it will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which it has limited experience. See "Business -- Competition."

PROPRIETARY RIGHTS AND RISK OF LITIGATION

     The Company's success will depend, in large part, on the strength of its current and future patent position relating to the transurethral delivery of pharmacologic agents for the treatment of erectile dysfunction. The Company's patent position, like other pharmaceutical companies, is highly uncertain and involves complex legal and factual questions. Claims made under patent applications may be denied or significantly narrowed and issued patents may not provide significant commercial protection to the Company. The Company could incur substantial costs in proceedings before the United States Patent Office, including interference proceedings. These proceedings could also result in adverse decisions as to the priority of the Company's licensed or assigned inventions. There is no assurance that the Company's patents will not be challenged or designed around by others. The Company is aware of a patent application involving the transurethral application of prostaglandin E2 in the United States. The corresponding application in Europe has been abandoned. Failure of the Company's licensed patents to block issuance of such patent could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company's products do not or will not infringe on the patent or proprietary rights of others. A patent opposition to the Company's exclusively licensed European patents has been filed with the European Patent Office. The Company is vigorously defending the patents, however an adverse decision could affect the Company's ability, based on its patent rights, to limit potential competition in Europe. The Company may be required to obtain additional licenses to the patents, patent applications or other proprietary rights of others. There can be no assurance that any such licenses would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or the development, manufacture or sale of products requiring such licenses could be precluded. The Company believes there will continue to be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

     A former consultant to the Company has claimed that he is the inventor of certain technology disclosed in one of the Company's patents. The former consultant further claims that the Company defrauded him by allegedly failing to inform him that it intended to use and patent this technology and by failing to compensate him for the technology in the manner allegedly promised. The Company has filed a declaratory relief action against the former consultant in the United States District Court for the Northern District of California that seeks to determine the Company's rights with respect to the allegations. The former consultant has not yet been served in the proceeding. In a separate matter, the licensors in an agreement by which the Company acquired a patent license have recently filed a lawsuit alleging that they were defrauded in connection with the renegotiation of the license agreement between the Company and the licensors. In addition to monetary damages, the licensors seek to return to the terms of the original license agreement. The Company has conducted a review of the circumstances surrounding these two matters and believes that the allegations are without merit. Although the Company believes that it should prevail, the uncertainties inherent in litigation prevent the Company from giving any assurances about the outcome of such litigation. See "Business -- Litigation."

     The Company also relies on trade secrets and other unpatented proprietary technology. No assurance can be given that the Company can meaningfully protect its rights in such unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products and processes or otherwise gain access to the Company's proprietary technology. The Company seeks to protect its trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. In addition, protracted and costly litigation may be necessary to enforce and determine the scope and validity of the Company's proprietary rights. See "Business -- Licensed Patents and Proprietary Rights."

DEPENDENCE ON DUAL SOURCE OF SUPPLY

     To date, the Company has obtained its supply of alprostadil from two sources. The first is Spolana Chemical Works AS in Neratovice, Czech Republic ("Spolana") pursuant to a supply agreement that expires at the end of 1996. In January 1996, the Company completed a long-term alprostadil supply agreement with CHINOIN Pharmaceutical and Chemical Works Co., Ltd. ("Chinoin"). Chinoin is the Hungarian subsidiary of the French pharmaceutical company Sanofi Winthrop. The Company's sources of supply will be subject to GMP requirements of the FDA. There can be no assurance FDA approval will be received. Alprostadil, a generic drug, is extremely difficult to manufacture and is only available to the Company from a limited number of other suppliers, none of which currently produce it in commercial quantities. While the Company is seeking additional sources, there can be no assurance that it will be able to identify and qualify such sources. The Company is required to identify its suppliers to the FDA, and the FDA may require additional clinical trials or other studies prior to accepting a new supplier. Unless the Company secures and qualifies additional sources of alprostadil, it will be entirely dependent upon Spolana and Chinoin for the delivery of alprostadil. If interruptions in the supply of alprostadil were to occur for any reason, including a decision by Spolana and/or Chinoin to discontinue manufacturing, political unrest, labor disputes or a failure of Spolana and/or Chinoin to follow regulatory guidelines, the development and commercial marketing of MUSE (alprostadil) and other potential products could be delayed or prevented. An interruption in the Company's supply of alprostadil would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Raw Materials and Manufacturing."

HISTORY OF LOSSES AND LIMITED OPERATING HISTORY

     The Company is a development stage company with a limited operating history. The Company has not generated any revenue since its inception in April 1991. At March 31, 1996, the Company had an accumulated deficit of approximately $55.9 million. The Company's losses will increase significantly during the next twelve months as it incurs expenses related to its marketing and sales organization, constructing a second manufacturing plant and expanding the Company's existing plant, preclinical and clinical assessment of potential new products and ongoing research and development activities. To achieve profitability, the Company must successfully obtain required regulatory approvals, manufacture, introduce and market MUSE (alprostadil). The time required to reach profitability is highly uncertain, and there is no assurance that the Company will be able to achieve profitability on a sustained basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FINANCING

     The Company expects to incur substantial additional costs, including expenses related to its marketing and sales organization, a second manufacturing plant and expansion of the Company's existing plant, new product preclinical and clinical costs, ongoing research and development activities and general corporate purposes. The Company anticipates that its existing capital resources and the proceeds from this offering will be sufficient to support the Company's operations through commercial introduction of MUSE (alprostadil) in the United States and Europe but may not be sufficient for the introduction of any additional future products. The Company may have to conduct additional studies or clinical trials in order to obtain regulatory approval of MUSE (alprostadil). Accordingly, the Company anticipates that it may be required to issue additional equity or debt securities and may use other financing sources including, but not limited to, corporate alliances and lease financings to fund the future development and possible commercial launch of its products. The sale of additional equity securities can be expected to result in additional dilution to the Company's stockholders. There can be no assurance that such funds will be available on terms satisfactory to the Company, or at all. Failure to obtain adequate funding could cause a delay or cessation of the Company's product development and marketing efforts and would have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's working capital and additional funding requirements will depend upon numerous factors, including: (i) the ability to obtain and timing and costs of obtaining regulatory approvals; (ii) the level of resources that the Company devotes to sales and marketing capabilities; (iii) the level of resources that the Company devotes to expanding manufacturing capacity; (iv) the activities of competitors; (v) the progress of the Company's research and development programs; (vi) the timing and results of preclinical testing and clinical trials; and (vii) technological advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

     The Company's progress to date has been highly dependent upon the skills of a limited number of key management personnel. To reach its future business objectives, the Company will need to hire numerous other qualified personnel in the areas of sales, manufacturing, clinical trial management and preclinical testing. There can be no assurance that the Company will be able to hire such personnel, as the Company must compete with other companies, academic institutions, government entities and other agencies. The loss of any of the Company's key personnel or the failure to attract or retain necessary new employees could have an adverse effect on the Company's research, product development and business operations. See "Management" and "Business -- Employees."

RISKS RELATING TO INTERNATIONAL OPERATIONS

     In the event the Company receives necessary foreign regulatory approvals, the Company plans to market its products internationally. Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could have a material adverse effect on the Company's business, financial condition and results of operations. The anticipated international nature of the Company's business is also expected to subject it and its representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or the Company's products are sold. The regulation of drug therapies in a number of such jurisdictions, particularly in the European Union, continues to develop, and there can be no assurance that new laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE

     The use of the Company's products in clinical trials may expose the Company to product liability claims and possible adverse publicity. These risks also exist with respect to the Company's products, if any, that receive regulatory approval for commercial sale. The Company currently maintains insurance coverage for the clinical use of its products but does not have insurance coverage for the commercial sale of its products. There can be no assurance that the Company will be able to obtain product liability insurance. There can be no assurance that the Company's present or future insurance will provide adequate coverage or be available at a reasonable cost or that product liability claims would not adversely affect the business or financial condition of the Company.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

     In the United States and elsewhere, sales of pharmaceutical products currently are dependent, in part, on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more products to the market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or sufficient to allow the Company to sell its products on a competitive basis.

UNCERTAINTY AND POSSIBLE NEGATIVE EFFECTS OF HEALTHCARE REFORM

     The healthcare industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. The levels of revenue and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce healthcare costs through various means. Reforms that have been and may be considered include mandated basic healthcare benefits, controls on healthcare spending through limitations on the increase in private health insurance premiums and

Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the healthcare delivery system. Due to uncertainties regarding the outcome of healthcare reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of the reform proposals will be adopted or the effect such adoption may have on the Company. There can be no assurance that future healthcare legislation or other changes in the administration or interpretation of government healthcare or third-party reimbursement programs will not have a material adverse effect on the Company. Healthcare reform is also under consideration in other countries.

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of this offering, the Company's officers, directors and principal stockholders, and certain of their affiliates, will beneficially own
22.5 percent of the Company's outstanding Common Stock (approximately 22.1 percent assuming the Underwriter's over-allotment option is exercised in full). Such concentration of ownership may have the effect of delaying, defining or preventing a change in control of the Company. Additionally, these stockholders will have significant influence over the election of directors of the Company. This concentration of ownership may allow significant influence and control over Board decisions and corporate actions.

POTENTIAL VOLATILITY OF STOCK PRICE

     The stock market has recently experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market price of the Company's Common Stock, like the securities of other therapeutic companies without approved products, is likely to be highly volatile and is likely to continue to be so. Factors such as variations in the Company's financial results, comments by security analysts, the Company's ability to scale up its manufacturing capability to commercial levels, the Company's ability to successfully sell its product in the United States and Europe, any loss of key management, the results of the Company's clinical trials or those of its competition, adverse regulatory actions or decisions, evidence regarding the safety or efficacy of the Company's products or those of its competition, announcements of technological innovations or new products by the Company or its competition, changing governmental regulations and developments with respect to FDA submissions, developments with respect to patents or other proprietary rights, product or patent litigation or public concern as to the safety of products developed by the Company, may have a significant effect on the market price of the Company's Common Stock.

ANTI-TAKEOVER EFFECT OF SHAREHOLDER RIGHTS PLAN AND CERTAIN CHARTER AND BYLAW PROVISIONS


     In February 1996, the Company's Board of Directors authorized its reincorporation into the State of Delaware (the "Reincorporation") and adopted a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of the Common Stock. Each Right entitles stockholders to buy 1/1000th of a share of VIVUS Series A Participating Preferred Stock at an exercise price of $100.00. The Rights will become exercisable following the tenth day after a person or group announces acquisition of 20 percent or more of the Common Stock, or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 20 percent or more of the Common Stock. The Company will be entitled to redeem the Rights at $0.01 per Right at any time on or before the tenth day following acquisition by a person or group of 20 percent or more of the Company's Common Stock. The Company's reincorporation into the State of Delaware was approved by its shareholders and effective in May 1996.


     The Shareholder Rights Plan and certain provisions of the Company's Certificate of Incorporation and Bylaws, as adopted in connection with the reincorporation, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. The Company's Certificate of Incorporation allows the Company to issue Preferred Stock without any vote or further action by the stockholders, and certain provisions of the Company's Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting, specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings, and eliminate cumulative voting in the election of directors. Certain provisions of Delaware law could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The Shareholder Rights Plan, the possible issuance of Preferred Stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the public market following this offering could have an adverse effect on the price of the Company's Common Stock. Each of the Company's directors and executive officers has agreed that for a period of 90 days following the date of this Prospectus, such stockholder will not, without the prior written consent of PaineWebber Incorporated, directly or indirectly, offer to sell, sell or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable for shares of Common Stock. Upon the expiration of these lock-up agreements, approximatly 2.8 million shares (including shares issuable upon the exercise of outstanding vested options) will become eligible for sale.


DILUTION AND ABSENCE OF DIVIDENDS


     The public offering price is substantially higher than the book value per share of the Common Stock. Assuming a public offering price of $30.00, investors purchasing shares of Common Stock in this offering, based upon the net tangible book value as adjusted per share of Common Stock as of March 31, 1996, will incur immediate and substantial dilution in the amount of $24.16 per share. Future equity financings may cause further dilution to investors. The Company has never paid dividends on its Common Stock and will not pay dividends in the foreseeable future. See "Dilution" and "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $55,900,000 ($64,360,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $30.00 per share and after deduction of the underwriting discount and estimated offering expenses. The Company anticipates using the net proceeds of this offering for expenses related to its marketing and sales organization, a second manufacturing plant and expansion of the Company's existing plant, new product preclinical and clinical costs, ongoing research and development activities, and general corporate purposes. The exact timing and amount of funds required for specific uses by the Company cannot be precisely determined by the Company at this time. Pending such uses, the Company intends to invest the estimated net proceeds primarily in investment-grade, interest-bearing obligations.


     The Company believes that its existing cash, cash equivalents and investments combined with the net proceeds from this offering will be sufficient to support the Company's operations through commercial introduction of MUSE (alprostadil) in the United States and Europe but may not be sufficient for the introduction of any additional future products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "VVUS." The Company commenced its initial public offering of Common Stock on April 7, 1994 at an initial public offering price of $14.00. The following table sets forth for the periods indicated during 1995 and 1996 the high and low sale prices of the Common Stock as reported by the Nasdaq National Market.


                                                                       HIGH       LOW
                                                                       -----     -----
YEAR ENDED DECEMBER 31, 1994
  Second Quarter (from April 7, 1994)..............................    $  16     $  13
  Third Quarter....................................................       14        13
  Fourth Quarter...................................................    15 1/4       13
YEAR ENDED DECEMBER 31, 1995
  First Quarter....................................................    18 1/2    13 1/4
  Second Quarter...................................................       18     11 1/4
  Third Quarter....................................................       24     13 1/2
  Fourth Quarter...................................................    31 1/2    16 3/4
YEAR ENDED DECEMBER 31, 1996
  First Quarter....................................................    31 3/4    23 1/2
  Second Quarter (through June 19, 1996)...........................    32 3/4    26 1/4



     On June 19, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market was $30.00 per share. As of June 19, 1995 there were 428 stockholders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings and will not pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $30.00 and the receipt of the estimated net proceeds therefrom:



                                                                              MARCH 31, 1996
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                              (IN THOUSANDS)
Stockholders' equity(2):
  Preferred stock, 5,000,000 shares, $0.001 par value, authorized;
     none issued and outstanding........................................  $     --    $       --
  Common stock, 30,000,000 shares, $0.001 par value, authorized;
     13,585,693 shares issued and outstanding actual and 15,585,693
     shares issued and outstanding as adjusted(1).......................        14            16
  Additional paid-in capital............................................    91,734       147,632
  Unrealized loss on securities.........................................       (47)          (47)
  Deferred compensation.................................................      (681)         (681)
  Accumulated deficit...................................................   (55,862)      (55,862)
                                                                          --------   -----------
     Total stockholders' equity.........................................  $ 35,158    $   91,058
                                                                          ========     =========


- ---------------

(1) Excludes, as of May 31, 1996, 1,647,563 shares of Common Stock issuable upon the exercise of outstanding options granted pursuant to the Company's 1991 Incentive Stock Plan at a weighted average exercise price of $12.70 per share and 264,300 shares of Common Stock issuable upon the exercise of outstanding warrants at an exercise price of $8.63 per share.


(2) Vivus was incorporated in California in April 1991 and reincorporated into Delaware on May 24, 1996. The capitalization table considers the effect of the reincorporation.


                                    DILUTION


     The net tangible book value of the Company as of March 31, 1996 was approximately $35.2 million, or $2.59 per share of Common Stock. The net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $30.00 per share and the receipt of the estimated net proceeds therefrom, the net tangible book value as adjusted of the Company at March 31, 1996 would have been approximately $91.1 million or $5.84 per share. This represents an immediate increase in net tangible book value of $3.25 per share to existing stockholders and an immediate dilution of $24.16 per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution:



        Assumed public offering price.................................          $30.00
          Net tangible book value before offering.....................  $2.59
          Increase attributable to new investors......................   3.25
                                                                        -----
        Net tangible book value after offering........................           (5.84)
                                                                                ------
        Dilution to new investors.....................................          $24.16
                                                                                ======

                            SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 1994 and 1995 and for the three years ended December 31, 1995 have been derived from consolidated financial statements of the Company incorporated herein by reference. These consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is also incorporated herein by reference. The selected financial data as of December 31, 1991, 1992 and 1993 and for the year ended December 31, 1992 and for the period from April 16, 1991 (inception) to December 31, 1991 are derived from audited financial statements of the Company not incorporated herein by reference. The selected financial data for the quarters ended March 31, 1995 and 1996, and as of March 31, 1995 and 1996 have been derived from unaudited financial statements of the Company but, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results for the quarter ended March 31, 1996 are not necessarily indicative of results to be expected for a full fiscal year. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this Prospectus and the consolidated financial statements and notes thereto incorporated herein by reference.

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                       YEAR ENDED DECEMBER 31,                    MARCH 31,
                                          -------------------------------------------------   -----------------
                                          1991(1)    1992      1993       1994       1995      1995      1996
                                          -------   -------   -------   --------   --------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Operating expenses:
  Research and development..............  $   340   $ 3,102   $ 6,814   $ 13,916   $ 21,313   $ 5,113   $ 5,359
  General and administrative............      174       626     1,499      2,587      4,389       897     1,379
                                          -------   -------   -------   --------   --------   -------   -------
    Total operating expenses............      514     3,728     8,313     16,503     25,702     6,010     6,738
  Interest income.......................        2        63       538      1,639      2,891       553       503
                                          -------   -------   -------   --------   --------   -------   -------
    Net loss............................  $  (512)  $(3,665)  $(7,775)  $(14,864)  $(22,811)  $(5,457)  $(6,235)
                                          ========  ========  ========  =========  =========  ========  ========
    Net loss per common and common
      equivalent share..................       --        --   $ (0.79)  $  (1.27)  $  (1.70)  $ (0.44)  $ (0.45)
Shares used in per share calculation....       --        --     9,828     11,744     13,457    12,315    13,991
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and
    securities..........................  $   486   $ 5,450   $23,059   $ 40,999   $ 39,524   $36,129   $33,772
  Total assets..........................      534     5,626    24,732     43,021     44,049    39,121    38,657
  Total liabilities.....................      219       530     1,297      2,714      2,868     3,853     3,499
  Accumulated deficit...................     (512)   (4,177)  (11,952)   (26,816)   (49,627)  (32,273)  (55,862)
  Stockholders' equity..................      315     5,096    23,435     40,307     41,181    35,268    35,158

- ---------------

(1) April 16, 1991 (inception) through December 31, 1991.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW


     Since its inception in April 1991, VIVUS, Inc. (the "Company"), a development stage company, has focused on the design and development of products for the treatment of erectile dysfunction. The Company has devoted substantially all its efforts to research and development conducted on its behalf and through collaboration with clinical institutions. The Company's primary product, MUSE (alprostadil), has moved from preclinical development to regulatory application phase over the last three years. The Company has generated a cumulative net loss of $55.9 million for the period from its inception through March 31, 1996. The ability of the Company to successfully obtain regulatory approval for, manufacture, and market MUSE (alprostadil) is dependent on many factors. The Company is subject to a number of risks including the approval of its product, its ability to scale-up its manufacturing capabilities and secure adequate supplies of raw materials, its ability to successfully market, distribute and sell its product and intense competition. Accordingly, there can be no assurance of the Company's future success.


     Spending increased from 1993 through the period ended March 31, 1996 largely as a result of expanded operational activities related to the Company's Phase II and III clinical trials, preparing the MUSE (alprostadil) NDA for the FDA and expansion of its manufacturing capabilities. Spending levels will continue to increase during 1996 as the Company further develops its commercial manufacturing, marketing and sales capabilities.

     To date, the Company has received no revenue from product sales or from collaborative agreements. The Company does not anticipate significant revenue from operations for at least two years. The Company does not have any experience in manufacturing or selling MUSE (alprostadil) in commercial quantities. Whether the Company can successfully manage the transition to a large scale commercial enterprise will depend upon the successful further development of its manufacturing capability and its distribution network and attainment of domestic and foreign regulatory approvals for MUSE (alprostadil) and other potential products. Failure to make such a transition successfully would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company anticipates that its losses will continue to increase significantly over at least the next twelve months as it expands its operations, prepares for the anticipated commercial introduction of MUSE (alprostadil) and expands its research and development activities with regard to other products. To achieve profitability, the Company must obtain the required regulatory approvals and successfully manufacture, introduce and market MUSE (alprostadil). The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to obtain profitability on a sustained basis, if at all.

     The Company currently relies on a single therapeutic approach to treat erectile dysfunction, the transurethral system for erection. The Company recently completed Phase III clinical trials and submitted an NDA to the FDA for its anticipated first product, MUSE (alprostadil). While the Company's NDA was accepted for priority review by the FDA, there can be no assurance that FDA approval will be granted on a timely basis, if at all, or if granted, that such approval will not contain significant limitations in the form of warnings, precautions or contraindications with respect to condition of use. Failure to obtain approval of the Company's NDA for MUSE (alprostadil) on a timely basis, if at all, or if granted, the failure to successfully commercialize MUSE (alprostadil) would have a material adverse effect on the Company.

     In April 1994, the Company successfully completed an initial public offering of 2,473,000 shares of common stock, with net proceeds to the Company of $31,578,000. The Company completed a secondary public offering of 1,800,000 shares of common stock in April 1995. Of the total number of shares offered,

1,670,000 shares were sold by the Company and 130,000 shares were sold by a stockholder. Net proceeds to the Company were $22,483,000.

     The Company has an agreement with Alza, executed on December 31, 1993, that provides for the assignment by Alza of patents and patent applications related to the Company's technology. In consideration for the rights granted to the Company under the agreement, the Company issued shares of Common Stock to Alza and is required to pay certain royalties on the sale of any products for the transurethral treatment for erectile dysfunction. To maintain exclusive rights beyond December 31, 1998, the Company issued an additional 200,000 shares of Common Stock to Alza in May 1996 and recorded a charge of $5.9 million to the consolidated statement of operations.

RESULTS OF OPERATIONS

     Three Months Ended March 31, 1996 and 1995

     No revenues have been recorded from inception to March 31, 1996.

     For the three months ended March 31, 1996, research and development expenses were $5,359,000 compared with $5,113,000 for the three months March 31, 1995, an increase of 5%. This increase was due primarily to increased pre-launch manufacturing and quality assurance expenses, which were partially offset by lower clinical costs resulting from the completion of the Phase II and III clinical trials in 1995.

     General and administrative expenses for the three months ended March 31, 1996 were $1,379,000 compared with $897,000 for the three months ended March 31, 1995, an increase of 54%. This increase resulted primarily from hiring additional personnel to support the growth of the Company's operations, in addition to higher marketing, legal and accounting expenses.

     Interest income for the three months ended March 31, 1996 was $503,000 compared with $553,000 for the three months ended March 31, 1995. This decrease was primarily the result of lower average invested cash balances.

     Years Ended December 31, 1995 and 1994

     Research and development expenses in 1995 were $21,313,000 compared with $13,916,000 in 1994, an increase of 53%. This increase resulted primarily from the increased expenses supporting the Company's Phase III confirmatory clinical studies and ongoing clinical study programs for MUSE (alprostadil), costs associated with the preparation of the NDA for MUSE (alprostadil), expansion of the Company's manufacturing capability and growth in personnel to support the Company's expanding operations. Clinical trial costs consisted largely of payments to clinical investigators. The Company pays its clinical investigators on a per patient basis. In clinical trials through December 31, 1995, the Company's transurethral system for erection had been used by more than 1,950 men at over 80 sites in the United States and Europe.

     General and administrative expenses in 1995 were $4,389,000 compared with $2,587,000 in 1994, an increase of 70%. This increase resulted primarily from hiring additional personnel to support the growth of the Company's operations, in addition to higher market research, legal and accounting expenses, and expenses associated with being a public company.

     Interest income in 1995 was $2,891,000 compared with $1,639,000 in 1994. The increase resulted from higher average invested cash balances as well as higher returns on its cash investments in 1995 due to the favorable effects of higher average interest rates.

     Years Ended December 31, 1994 and 1993

     Research and development expenses in 1994 were $13,916,000 compared with $6,814,000 in 1993, an increase of 104%. This increase resulted primarily from increased purchases of alprostadil, enrollment of additional patients in clinical trials, and contract manufacturing and quality control services. Research and development expenses in 1993 included license fees of $1,380,000. There were no license fees included in research and development expenses in 1994.

     General and administrative expenses in 1994 were $2,587,000 compared with $1,499,000 in 1993, an increase of 73%. This increase resulted primarily from hiring additional personnel to support the growth of the Company's operations, in addition to higher legal and accounting expenses, and expenses associated with being a public company.

     Interest income in 1994 was $1,639,000 compared with $538,000 in 1993. The increase resulted from higher average invested cash balances associated with the $31,578,000 in net proceeds received from the initial offering in April 1994, in addition to higher average interest rates in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed operations primarily from the sale of preferred and common stock. Through March 31, 1996, VIVUS has raised $88,958,000. Cash, cash equivalents and securities available-for-sale totaled $33,772,000 at March 31, 1996 compared with $39,524,000 at December 31, 1995.
The Company maintains its current excess cash balances in a variety of interest bearing investment-grade financial investments such as U.S. government securities, corporate debt and certificates of deposit. Principal preservation, liquidity and safety are the primary investment objectives.

     Cash used in operations in the three months ended March 31, 1996 was $5,403,000 compared with $4,199,000 in the three months ended March 31, 1995. The increased use of cash was primarily due to a net loss of $6,235,000 in the three months ended March 31, 1996 compared with a net loss of $5,457,000 for the same period in 1995. Cash used for operations is expected to increase in 1996 as the Company further develops its commercial manufacturing, marketing and sales capabilities.

     Prepaid and other current assets at March 31, 1996 were $737,000 compared with $590,000 at December 31, 1995, an increase of $147,000. This increase resulted primarily from an increase in interest receivables related to the Company's investment portfolio, and prepaid insurance.

     Current liabilities were $3,499,000 at March 31, 1996 compared with $2,868,000 at December 31, 1995. This increase was primarily due to an increase in alprostadil purchases in 1996.

     Capital expenditures in the three months ended March 31, 1996 were $499,000 compared with $974,000 for the same period ended March 31, 1995. Capital expenditures during the period in 1996 and 1995 consisted primarily of manufacturing and quality control equipment. Capital expenditures were higher in 1995 due to the construction of the Company's dedicated manufacturing and testing space within the Paco facility in Lakewood, New Jersey. Major capital expenditures over the next two years are likely to include a Company owned manufacturing facility in Europe, expansion of its current facility in the United States and establishing a research and quality control laboratory.

     Cash used in operations in 1995 was $21,539,000 compared with $12,643,000 in 1994. The increased use of cash was primarily due to a net loss of $22,811,000 in 1995 compared with a net loss of $14,864,000 in 1994.

     Prepaid and other current assets at December 31, 1995 were $590,000 compared with $555,000 at December 31, 1994, an increase of $35,000. This increase resulted primarily from an increase in interest receivables related to the Company's investment portfolio.

     Current liabilities were $2,868,000 at December 31, 1995 compared with $2,714,000 at December 31, 1994. This increase was primarily due to an increase in expenditures in 1995.

     Capital expenditures in 1995 were $3,148,000 compared with $787,000 in 1994. In 1995, the Company constructed and equipped approximately 6,000 square feet of manufacturing and testing space within Paco. Capital expenditures in 1995 consisted primarily of manufacturing, quality control and laboratory equipment.

     In 1995, the Company implemented an international product distribution strategy for VIVUS products. Implementation included the transfer of international product marketing rights to VIVUS International Limited in a taxable transaction. The transfer of rights and related allocation of research and development costs resulted in the current utilization of $29,467,000 of the Company's net operating loss carryforward.

     The Company expects to incur substantial additional costs, including expenses related to its marketing and sales organization, a second manufacturing plant and expansion of the Company's existing plant, new product preclinical and clinical costs, ongoing research and development activities and general corporate purposes. The Company anticipates that its existing capital resources and the proceeds from this offering will be sufficient to support the Company's operations through commercial introduction of MUSE (alprostadil) in the United States and Europe but may not be sufficient for the introduction of any additional future products. While the Company believes its NDA filing was substantially complete, the Company may have to conduct additional studies or clinical trials in order to obtain regulatory approval of MUSE (alprostadil). Accordingly, the Company anticipates that it may be required to issue additional equity or debt securities and may use other financing sources including, but not limited to, corporate alliances and lease financings to fund the future development and possible commercial launch of its products. The sale of additional equity securities can be expected to result in additional dilution to the Company's stockholders. There can be no assurance that such funds will be available on terms satisfactory to the Company, or at all. Failure to obtain adequate funding could cause a delay or cessation of the Company's product development and marketing efforts and would have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's working capital and additional funding requirements will depend upon numerous factors, including: (i) the ability to obtain and timing and costs of obtaining regulatory approvals; (ii) the level of resources that the Company devotes to sales and marketing capabilities; (iii) the level of resources that the Company devotes to expanding manufacturing capacity; (iv) the activities of competitors; (v) the progress of the Company's research and development programs; (vi) the timing and results of preclinical testing and clinical trials; and (vii) technological advances.

                                    BUSINESS

     The following Business section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.


     VIVUS is a leader in the development of advanced therapeutic systems for the treatment of erectile dysfunction. Erectile dysfunction, commonly referred to as impotence, is the inability to achieve and maintain an erection of sufficient rigidity for sexual intercourse. The Company's transurethral system for erection is a non-invasive, easy to use system that delivers pharmacologic agents topically to the urethral lining. In March 1996, the Company submitted an NDA to the FDA for its anticipated first product, MUSE (alprostadil). The FDA accepted the Company's filing for priority review. The Company believes that MUSE (alprostadil), if approved by the FDA and foreign regulatory bodies, could become first line therapy for erectile dysfunction.


     If required approvals are received, the Company intends to market and sell its products initially through a direct sales force in the United States and to distribute its products in foreign markets through distribution, co-promotion or license agreements with corporate partners. In February 1996, the Company entered into an agreement with Cardinal that provides that Cardinal will fulfill the Company's orders and warehouse its products. In May 1996, the Company completed a marketing agreement with Astra to distribute the Company's products in Europe, South America, Central America, Australia and New Zealand. As consideration for execution of the marketing agreement, Astra will pay the Company $10 million in June 1996. The Company will be paid up to an additional $20 million in the event it achieves certain milestones. Astra has agreed to purchase product from the Company for resale into the above mentioned markets.

BACKGROUND

     Erectile dysfunction results from (i) an inadequate supply of blood to the penis, (ii) a failure to relax the smooth muscle tissue in the penis so it can become engorged with blood or (iii) a failure to retain blood in the penis. Blood is carried to the penis in two large arteries that terminate in a maze of blood vessels contained in the three erectile bodies of the penis, the corpus spongiosum which surrounds the urethra and two corpora cavernosa. Smooth muscle tissue surrounds each individual blood vessel in the erectile bodies. When the penis is flaccid, the smooth muscle tissue is in a contracted state, which constricts the blood vessels resulting in reduced blood flow. During stimulation, a signal is sent to nerve endings in the penis that causes the smooth muscle tissue to relax. This relaxation allows the blood vessels to expand and, as arterial blood fills the erectile bodies, the penis becomes engorged with blood and erect. As the erectile bodies expand, the venous outflow of blood is restricted so that the erection can be maintained.

                                 [ILLUSTRATION]

     Causes of Erectile Dysfunction

     Historically, psychological factors were considered the primary cause of erectile dysfunction. It is now widely understood that a substantial majority of all cases have a physiological cause. The Company believes that therapeutic treatments of erectile dysfunction can be effective, whether the cause is psychological or physiological. The primary physiological causes of erectile dysfunction fall into the following general categories:

     Vascular Diseases. Atherosclerosis, hypertension and other diseases can impede or obstruct the flow of blood to the penis.

     Neurological Diseases. Multiple sclerosis, Parkinson's disease and other diseases can interrupt nerve impulses to the penis.

     Diabetes. Diabetes mellitus can alter both nerve function and vascular flow, inhibiting the ability to achieve an erection.

     Prescription Drugs. Certain antihypertensive and cardiac medications, as well as a number of other prescription drugs, can affect nerve function in the penis by altering neurotransmitter levels.

     Spinal Injury. Injury to the spinal column can interrupt nerve impulses from the spinal cord to the penis.

     Pelvic Surgery. Radical prostatectomies, cystoprostatectomies and colectomies may traumatize or cut nerves or blood vessels to the penis.

     Other Causes. Hormonal imbalance, renal failure and dialysis, and drug and substance abuse (particularly smoking) can also impair the neurovascular system and cause erectile dysfunction.

  Market Size

     Based on a published study of more than 1,200 men in Massachusetts, the Company estimates that over 30% of males in the United States between the ages of 40 to 70 suffer from moderate to complete erectile dysfunction. The Company believes that similar rates prevail outside the United States. A recent estimate from the NIH Consensus Statement on Impotence (1992) suggests that the number of United States men with erectile dysfunction may be 10 to 20 million. The rate of erectile dysfunction increases significantly with age.

  Current Therapies

     Despite the detrimental effect erectile dysfunction may have on a couple's quality of life, the Company believes that, due in part to the limitations of current therapies, a large number of men suffering from erectile dysfunction currently do not seek medical treatment. The primary physiological therapies currently utilized for the treatment of erectile dysfunction are:

     Needle Injection Therapy. This form of treatment involves the needle injection of pharmacologic agents directly into the penis. These agents are generally combinations of vasoactive compounds such as alprostadil, phentolamine and papaverine. This form of treatment requires a prescription and instruction from a health care professional on self-injection. Side effects may include pain associated with injection and local pain and aching, priapism (persistent prolonged erections), fibrosis (build-up of scar tissue), and bleeding.

     Vacuum Constriction Devices. This form of treatment involves the use of a mechanical system that creates a vacuum around the penis, causing the erectile bodies to fill with blood. A constriction band is then placed around the base of the penis to impede blood drainage and maintain the erection. Vacuum constriction devices are large, mechanical devices that can be unwieldy and somewhat difficult to use. In addition, the erection may not seem natural since only the part of the penis beyond the constriction band is rigid, and the penis can become cold and discolored due to the constriction of blood flow. Complications encountered by some users of vacuum constriction devices include pain and difficulty ejaculating.

     Penile Implants. This therapy involves the surgical implantation of a semi-rigid, rigid or inflatable device into the penile structure to mechanically simulate an erection. In addition to the risks associated with surgical procedures, there is a significant rate of complication with implants such as infection and mechanical failure of the device. This may necessitate a second surgical procedure to remove or reposition the device. In addition, due to the scarring associated with the implant procedure, the patient may no longer be a viable candidate for subsequent less radical therapies.

     Oral Medications. Yohimbine is the primary oral medication currently prescribed in the United States for the treatment of erectile dysfunction. While easily administered, yohimbine must be taken multiple times daily and may cause irritability, sweating, nausea and possibly hypertension. The Company believes that, for patients with physiologic erectile dysfunction, the efficacy of currently available oral medications is not significantly greater than placebo. The Company is aware of several oral medications that are currently under development, which, if approved, may be more effective than currently available oral medications.

THE VIVUS SOLUTION

     VIVUS intends to address the significant market opportunity for erectile dysfunction therapy with its transurethral system for erection. The Company's transurethral system for erection represents a unique approach to treating erectile dysfunction and is based on the discovery that the urethra, although an excretory duct, can absorb certain pharmacologic agents into the surrounding erectile tissues. The Company believes that MUSE (alprostadil), if approved, could become first line therapy and increase the number of men who seek and receive treatment for erectile dysfunction. The Company's transurethral system for erection is designed to overcome the limitations of current therapies through its unique product attributes:

     Ease of Administration. The Company's transurethral system for erection is easy to use with minimal instruction, unlike needle injection therapy which requires precise injection into a corpus cavernosum.

     Non-invasive. The Company's transurethral system for erection utilizes urethral delivery, permitting topical application to the urethral mucosa.

     Discreet. The Company's transurethral system for erection utilizes a small, easily carried, single-use disposable applicator that can be discreetly applied and is easily integrated into the normal sexual life of the patient. Administration takes less than a minute.

     Quality of Erection. The Company's transurethral system for erection therapy mimics the normal vasoactive process, producing an erection which is more natural than those resulting from needle injection therapy, vacuum constriction devices or penile implants.

     Cost-competitive. Although the price for the Company's products has not been established, the Company anticipates that it will be a competitively priced therapy.

     Minimal Side Effects. The Company believes that therapy with MUSE (alprostadil) will result in fewer, less severe side effects than needle injection therapy and penile implants.

THE TRANSURETHRAL SYSTEM FOR ERECTION

     Administration. Administration of the transurethral system for erection is an easy and painless procedure. The end of the applicator is less than half the diameter of a man's urine stream and is inserted approximately three centimeters into the urethra. To use the transurethral system for erection, a patient urinates, shakes the penis to remove excess urine, inserts the transurethral system for erection into the urethra, releases the medication and then rolls the penis between the hands for 10 seconds to distribute the medication.

                                 [ILLUSTRATION]

     The application process takes less than a minute. Once administered, the pharmacologic agent dissolves in the small amount of urine which remains in the urethra. The pharmacologic agent is absorbed by the urethral mucosa and moves across the adjacent tissue and into the erectile bodies. When successful, an erection is produced within 15 minutes of administration and lasts approximately 30-60 minutes. Many patients experience mild and transient penile pain, urethral burning and/or local aching after administration and during intercourse.

     Initial Pharmacologic Agent. Alprostadil is the first pharmacologic agent anticipated for use in the transurethral system for erection. Alprostadil is the generic name for the synthetic version of prostaglandin E(1), a naturally occurring vasodilator present throughout the body and at high levels in seminal fluid. Alprostadil received FDA approval in 1981 for preoperative management of newborns with congenital heart defects. The Company believes that alprostadil has been widely prescribed for needle injection therapy of erectile dysfunction for years, even though it was only recently approved by the FDA for such use in July 1995. The Company has developed a formulation of alprostadil for the transurethral system for erection that enables it to quickly dissolve in the urine present in the urethra and pass through the adjacent corpus spongiosum and into the corpora cavernosa.

     Other Pharmacologic Agents. The Company is also engaged in the evaluation and development of additional pharmacologic agents to treat erectile dysfunction either alone or in combination with other agents. One such agent is prazosin, a generic alpha-blocker that can be delivered by the Company's transurethral system for erection, both alone and in conjunction with alprostadil. The Company has several other product candidates in preclinical development.

THE VIVUS STRATEGY

     The Company's objective is to become the leading developer, manufacturer and supplier of products for the treatment of erectile dysfunction. The Company is pursuing this objective with the following strategies:

     Facilitate Clinical Development and Regulatory Review. The Company has sought and will continue to seek additional pharmacologic agents suitable for transurethral delivery for which significant safety data already exists. The Company believes that such agents may progress more rapidly through the clinical development and regulatory process.

     Expand the Market. The Company is seeking to increase the number of men receiving treatment for erectile dysfunction by developing safe, effective, discreet, easy to use, non-invasive products and by heightening physician and consumer awareness of erectile dysfunction through education.

     Maintain Proprietary Technology. The Company has sought and will continue to seek a strong proprietary position for the Company's transurethral system for erection by pursuing patent protection in the United States and key international countries.

     Develop Novel Pharmacologic Agents. The Company is engaged in the research and development of and may seek to license novel pharmacologic agents that may provide an enhanced therapeutic benefit in the treatment of erectile dysfunction, either alone or in combination with other agents.

     Achieve Broad Distribution. The Company intends to market and sell its products initially through a direct sales force in the United States and to distribute its products in foreign markets through distribution, co-promotion or license agreements with corporate partners. In May 1996, the Company completed a marketing agreement with Astra to distribute its products in Europe, South America, Central America, Australia and New Zealand.

CLINICAL STUDIES

     In March 1996, the Company submitted an NDA for its anticipated first product, MUSE (alprostadil). The NDA submission utilized information from the Company's clinical trials, which are depicted in the following chart and discussed below.




                                (ILLUSTRATION)



     In July 1992, the Company filed an Investigational New Drug ("IND") application with the FDA. The IND application covered the use of the transurethral system for erection to deliver alprostadil and prazosin, either alone or in combination, for the treatment of erectile dysfunction. Under the IND, the Company has established 83 study sites and to date has enrolled and treated more than 1,950 men.

     In early 1994, the Company completed a Phase II/III Dose Ranging study that enrolled and treated 234 patients. The goal of this clinical trial was to examine the safety and efficacy of MUSE (alprostadil), prazosin and MUSE (alprostadil) in combination with prazosin at several dosage levels. The primary efficacy endpoint of the Dose Ranging study was the patient achieving penile rigidity or full enlargement.

     Based upon the results of this study, the Company chose alprostadil as its initial pharmaclogic agent due to its safety and efficacy profile. Patients in the Dose Ranging study suffered from erectile dysfunction for an average period of 48 months prior to enrollment. More than 50 percent of the patients suffered from erectile dysfunction for a period of 36 months or more prior to enrollment. The results of this study showed that each dose of MUSE (alprostadil) (125, 250, 500 and 1000 mcg) was significantly better than placebo in achieving an erection. More than 52 percent of men treated with MUSE (alprostadil) in the study achieved penile rigidity and/or full penile enlargement, compared to 2.6 percent of men treated with placebo. The Company's transurethral system for erection was also rated as easy to use. The principal side effects of therapy with MUSE (alprostadil) were mild to moderate transient penile/perineal discomfort (experienced by 21 percent to 42 percent of patients depending upon dosage level) and moderate to severe decreases in blood pressure (experienced by one percent to four percent of patients depending upon dosage level). The Company believes that these data demonstrate preliminary efficacy and safety of transurethrally administered alprostadil in men with longstanding erectile dysfunction. In addition, several of the low-dose combinations of alprostadil and prazosin delivered by the Company's transurethal system for erection appeared to demonstrate preliminary safety and efficacy.

     In early 1995, the Company completed a Phase III Quality of Life study that enrolled and treated 539 patients. Upon completion of the Dose Ranging and Quality of Life studies, certain patients continued treatment by enrolling in a pivotal Phase III Maintenance study that was completed in mid-1995.


     Two additional pivotal Phase III Confirmatory studies began enrollment in mid-1994 and completed their enrollment with over 990 patients at 58 study sites throughout the United States. A similar European Confirmatory study was performed at 13 study sites in five European countries. A separate study was also concluded at two sites in Mexico. The Confirmatory studies were designed to further demonstrate the safety and efficacy of MUSE (alprostadil). The purpose of these studies was to examine the long-term efficacy and safety of the product in a large group of patient couples. The primary efficacy endpoint of the Confirmatory studies was the ability of the patient and his partner to engage in sexual intercourse. All of the Company's Phase III studies were prospective, double-blind, placebo-controlled trials. In mid-1995, the Company completed its Phase III Confirmatory studies for MUSE (alprostadil). Of participants using MUSE (alprostadil) 64.9 percent reported successful intercourse at least once versus 18.6 percent receiving placebo. Of all active doses administered, 50.4 percent resulted in intercourse, compared to 10.4 percent of placebo doses. No increased risk of serious adverse events due to MUSE (alprostadil) was found, and there were no reports of priapism (persistent abnormal erection) or penile scarring. Eighty-eight (88) percent of patient couples that commenced the pivotal Phase III Confirmation Study completed it. The most common side effect reported was mild and transient penile pain, and less than one percent of participants discontinued use due to discomfort. In patients who responded to treatment with MUSE (alprostadil) there was a statistically significant improvement in the patient's perception of his emotional well-being (p < 0.004) and in his relationship with his partner (p < 0.001) compared to patients treated with placebo. From the partner's perspective, there also was a statistically significant improvement in her relationship with the patient (p < 0.001) compared to partners in the placebo group. During the NDA approval process, the Company will continue open label Extended Maintenance studies for those patients electing to continue treatment.


     The Company's ongoing clinical trials will evaluate the long-term safety of MUSE (alprostadil) for both the patient and his partner. Additional adverse side effects may arise during the course of ongoing clinical trials. There can be no assurance that MUSE (alprostadil) will be shown to be safe or efficacious or that FDA approval will be obtained. The FDA may require limitations on use or warnings that limit demand for the Company's products. See "Risk
Factors -- Dependence on The Transurethral System for Erection" and "-- Government Regulation and Uncertainty of Product Approvals."

     Because alprostadil and prazosin have each been approved for other indications, the FDA and other regulatory authorities allowed the Company to commence clinical trials with limited preclinical safety studies. However, the Company conducted additional safety studies, concurrent with its pivotal trials, to further define the safety profile of alprostadil. These studies included pharmacokinetic, in vitro mutagenicity, developmental reproductive and repeat-dose toxicology studies. The Company included the results of these studies in the

NDA for MUSE (alprostadil). Additional safety studies may be required by the FDA or other regulatory agencies.

RESEARCH AND DEVELOPMENT

     The Company's research and development is focused on the evaluation of pharmacologic agents capable of producing erections through various mechanisms and the testing of promising agents, both alone and in combination with other agents, in the Company's transurethral system for erection. Classes of agents causing erections by relaxing smooth muscle tissue include nitric oxide donors, potassium channel activators, phosphodiesterase inhibitors and other vasodilators (such as alprostadil). Classes of agents that contribute to an erection by delaying smooth muscle contraction include alpha blockers (such as prazosin) and calcium channel blockers. The Company has evaluated several alpha blocking agents and nitric oxide donors. In addition, the Company has begun the evaluation of a phosphodiesterase inhibitor and certain calcium channel blockers and potassium channel activators.

     As part of the Company's strategy, the Company focuses its research and development on pharmacologic agents for which significant safety data already exists. The Company believes that such agents may progress more rapidly through clinical development and the regulatory process. The Company is currently developing its potential second product, an alprostadil and prazosin combination for use with its transurethral system for erection. The Company expects to begin a Phase III multi-center trial for this product in the second half of 1996. The Company will be required to undertake time-consuming and costly development activities and seek FDA approval for this product. There can be no assurance that product development will ever be successfully completed, that NDAs, if applied for, will be granted by the FDA on a timely basis, if at all, or that the products will ever achieve commercial acceptance. Failure by the Company to develop, obtain necessary regulatory approval for or to successfully market new products could have a material adverse effect on the Company's business, financial condition and results of operations.

SALES AND MARKETING

     The Company has no experience in the sale, marketing and distribution of pharmaceutical products. Upon receiving required approvals, the Company intends to market and sell its products initially through a direct sales force in the United States. In order to market its products directly, the Company must develop a sales force with the proper technical expertise. There can be no assurance that the Company will be able to build a sales force, or that the Company's sales and marketing efforts will be successful.

     In February 1996, the Company entered into an agreement with a wholly-owned subsidiary of Cardinal Health, Inc. ("Cardinal"). Under this agreement, Cardinal will warehouse the Company's finished goods, take customer orders, pack and ship its product, invoice customers and collect related receivables. The Company will also have access to Cardinal's information systems that support these functions. As a result of this agreement with Cardinal, the Company is dependent on Cardinal's efforts to fulfill orders and warehouse its products effectively. There can be no assurance that such efforts will be successful.

     In May 1996, the Company completed a marketing agreement with Astra to distribute the Company's products in Europe, South America, Central America, Australia and New Zealand. As consideration for execution of the marketing agreement, Astra will pay the Company $10 million in June 1996. The Company will be paid up to an additional $20 million in the event it achieves certain milestones. The Company and Astra will jointly build a specialty sales organization within Astra called "ASTRA/VIVUS," to promote the product in certain European markets, including the United Kingdom, France and Germany. The Company retains the right to take over this specialty organization and co-promote the product in these markets after a certain period of time. Astra has agreed to purchase product from the Company for resale into the above mentioned markets. The marketing agreement does not have minimum purchase commitments, and Astra may take up to twelve months to introduce a product in a given country following regulatory approval in such country. As a result of this marketing agreement with Astra, the Company is dependent on Astra's efforts to market, distribute and sell the Company's products effectively in the above mentioned markets. There can be no assurance that such efforts will be successful.

     The Company intends to market and sell its products in other foreign markets through distribution, co-promotion or license agreements with corporate partners. To the extent that the Company enters into distribution, co-promotion or license agreements for the sale of its products, the Company will be dependent upon the efforts of third parties. These third parties may have other commitments, and there can be no assurance that they will commit the necessary resources to effectively market, distribute and sell the Company's products. See "Risk Factors -- Limited Sales and Marketing Experience and Dependence on Third Parties."

RAW MATERIALS AND MANUFACTURING

     To date, the Company has obtained its supply of alprostadil from two sources. The first is Spolana pursuant to a supply agreement that expires at the end of 1996. In January 1996, the Company completed a long-term alprostadil supply agreement with Chinoin. Chinoin is the Hungarian subsidiary of the French pharmaceutical company Sanofi Winthrop. The Company's sources of supply will be subject to GMP requirements of the FDA. While the Company believes it has taken steps to ensure GMP compliance, there can be no assurance FDA approval will be received. Alprostadil, a generic drug, is extremely difficult to manufacture and is only available to the Company from a limited number of other suppliers, none of which currently produce it in commercial quantities. While the Company is seeking additional sources of alprostadil, there can be no assurance that it will be able to identify and qualify such sources. The Company is required to identify its suppliers to the FDA, and the FDA may require additional clinical trials or other studies prior to accepting any new supplier. Unless the Company secures and qualifies additional sources of alprostadil, it will be entirely dependent upon Spolana and Chinoin for the delivery of alprostadil. If interruptions in the supply of alprostadil were to occur for any reason, including a decision by Spolana and/or Chinoin to discontinue manufacturing, political unrest, labor disputes, or a failure of Spolana and/or Chinoin to follow regulatory guidelines, the development and commercial marketing of MUSE (alprostadil) and other potential products could be delayed or prevented. An interruption in the Company's supply of alprostadil would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Dual Source of Supply."

     The Company has only limited experience in manufacturing MUSE (alprostadil) and has not yet manufactured it in commercial quantities. As a result, the Company has no experience manufacturing its product in volumes necessary for the Company to achieve significant commercial sales, and there can be no assurance that reliable, high-volume manufacturing can be achieved at commercially reasonable cost. If the Company encounters any manufacturing difficulties, including problems involving production yields, quality control and assurance, supplies of components or raw materials or shortages of qualified personnel, it could have a material adverse effect on its business, financial condition and results of operations.

     The formulation, filling, packaging and testing of MUSE (alprostadil) is performed by Paco at its facility in Lakewood, New Jersey. In June 1995, the Company completed construction of its approximately 6,000 square feet of dedicated manufacturing and testing space within Paco's facility. The Company will be required to expand its manufacturing and testing space at Paco or to find additional facilities, if regulatory approval is obtained and MUSE (alprostadil) is successfully introduced. The Company also intends to establish a Company owned and operated manufacturing facility in Europe. Until the Company develops an in-house manufacturing capability or is able to identify and qualify alternative contract manufacturers, it will be entirely dependent upon Paco for the manufacture of its products. As part of the approval process for the Company's NDA, Paco will be subject to audit by the FDA as part of its GMP inspection. There can be no assurance that the facility will receive the necessary GMP approval. There can be no assurance that the Company's reliance on Paco or others for the manufacture of its products will not result in problems with product supply, and there can be no assurance that the Company will be able to establish a second manufacturing facility or expand its existing facility at Paco. Interruptions in the availability of products could delay or prevent the development and commercial marketing of MUSE (alprostadil) and other potential products and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limited Manufacturing Experience and Dependence on Sole Contract Manufacturer."

     The Company obtains the necessary raw materials and components for the manufacture of MUSE (alprostadil) from third parties. The Company currently contracts with contract manufacturing organizations that are required to comply with strict standards established by the Company. Contract manufacturers are required by the Federal Food, Drug, and Cosmetic Act, as amended, and by FDA regulations to follow GMP. The Company is required to identify its suppliers to the FDA and is dependent upon its contract manufacturers and its suppliers to comply with the Company's specifications and, as required, GMP or similar standards imposed by foreign regulators. Although the Company has taken all actions that it believes are reasonable to assure that its contract manufacturers and suppliers are in compliance with these requirements, there can be no assurance that the FDA, or a state, local or foreign regulator will not take action against a contract manufacturer or supplier found to be violating applicable regulations. Such an action could have a material adverse effect on the Company's business, financial condition and results of operation. See "Risk Factors -- Government Regulation and Uncertainty of Product Approvals."

LICENSED PATENTS AND PROPRIETARY RIGHTS

     The Company's policy is to aggressively maintain its patent protection and to enforce all of its intellectual property rights.

     The Company is the exclusive licensee of United States and Canadian patents originally filed in the name of Dr. Gene Voss. These patents claim methods of treating erectile dysfunction by the topical application of an ointment containing a vasodilator. There are also claims to methods of treatment involving the insertion of a catheter into the urethra to deliver vasodilators.

     The Company is the exclusive licensee of patents and patent applications filed in the name of Dr. Nils Kock in numerous countries. Patents have issued in Australia, Canada, New Zealand, Sweden, South Africa and Europe (Austria, Belgium, Germany, France, Great Britain, Ireland, Italy, Luxembourg, Netherlands, Sweden, Greece and Spain). Patent applications are pending in Denmark, Finland, Japan and the United States. The European patents claim compositions for the treatment of erectile dysfunction through the urethra of certain active substances including alpha-receptor blockers, vasoactive polypeptides, prostaglandins or nitroglycerine dispersed in a hydrophilic vehicle. A competitor has filed a patent opposition against this patent with the European Patent Office. The Company is vigorously defending this patent, however, an adverse decision could affect the Company's ability, based on its patent rights, to prevent potential competition in Europe.

     The Company is the exclusive assignee of two United States patents and divisional patent applications from Alza Corporation ("Alza"), covering inventions of Dr. Virgil Place made while he was an employee of Alza. The patents and patent applications describe dosage forms for administering a therapeutic agent to the urethra, methods for treating erectile dysfunction and specific drug formulations that can be delivered transurethrally for the treatment of erectile dysfunction. Five additional divisional or continuation applications claiming subject matter disclosed but not claimed in the issued patents or applications were filed in the United States on June 7, 1995. Patent applications filed before June 8, 1995, if approved, will have a patent life of 17 years from the patent issue date. Patent applications filed after June 8, 1995, if approved, will have a patent life of 20 years from the filing date. Foreign patents have issued in South Africa and Australia and foreign applications are pending in Canada, Finland, Ireland, Mexico, Portugal, New Zealand, Japan, South Korea, Norway and Europe (Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Italy, Luxembourg, Netherlands, Sweden and Greece).

     The Company's license and assignment agreements for these patents and patent applications are royalty bearing and do not expire until the licensed patents expire. These license and assignment agreements provide that the Company may assume responsibility for the maintenance and prosecution of the patents and to bring infringement actions.

     In addition, the Company filed four patent applications in the United States and one patent cooperation treaty application in 1995 and two in 1996. These patents further address the treatment, diagnosis and/or prevention of erectile dysfunction, and one covers a chemical synthesis of a drug substance for erectile dysfunction. The Company is currently prosecuting these recently filed patents.

     The Company's success will depend in large part on the strength of its current and future patent position relating to the transurethral delivery of pharmacologic agents for the treatment of erectile dysfunction. The Company's patent position, like other pharmaceutical companies, is highly uncertain and involves complex legal and factual questions. Claims made under patent applications may be denied or significantly narrowed and the issued patents may not provide significant commercial protection to the Company. The Company could incur substantial costs in proceedings before the United States Patent Office, including interference proceedings. These proceedings could also result in adverse decisions as to the priority of the Company's licensed or assigned inventions. There is no assurance that the Company's patents will not be challenged or designed around by others. The Company is aware of a patent application involving the transurethral application of prostaglandin E2 in the United States. The corresponding application in Europe has been abandoned. Failure of the Company's licensed patents to block issuance of such patent could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company's products do not or will not infringe on the patent or proprietary rights of others. A patent opposition to the Company's exclusively licensed European patents has been filed with the European Patent Office. The Company is vigorously defending the patents, however an adverse decision could affect the Company's ability, based on its patent rights, to limit potential competition in Europe. The Company may be required to obtain additional licenses to the patents, patent applications or other proprietary rights of others. There can be no assurance that any such licenses would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or the development, manufacture or sale of products requiring such licenses could be precluded. The Company believes there will continue to be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

     A former consultant to the Company has claimed that he is the inventor of certain technology disclosed in one of the Company's patents. The former consultant further claims that the Company defrauded him by allegedly failing to inform him that it intended to use and patent this technology and by failing to compensate him for the technology in the manner allegedly promised. The Company has filed a declaratory relief action against the former consultant in the United States District Court for the Northern District of California that seeks to determine the Company's rights with respect to the allegations. The former consultant has not yet been served in the proceeding. In a separate matter, the licensors in an agreement by which the Company acquired a patent license have recently filed a lawsuit alleging that they were defrauded in connection with the renegotiation of the license agreement between the Company and the licensors. In addition to monetary damages, the licensors seek to return to the terms of the original license agreement. The Company has conducted a review of the circumstances surrounding these two matters and believes that the allegations are without merit. Although the Company believes that it should prevail, the uncertainties inherent in litigation prevent the Company from giving any assurances about the outcome of such litigation. See "-- Litigation."

     The Company also relies on trade secrets and other unpatented proprietary technology. No assurance can be given that the Company can meaningfully protect its rights in such unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products and processes or otherwise gain access to the Company's proprietary technology. The Company seeks to protect its trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. In addition, protracted and costly litigation may be necessary to enforce and determine the scope and validity of the Company's proprietary rights. See "Risk Factors -- Proprietary Rights and Risk of Litigation."

COMPETITION

     Competition in the pharmaceutical and medical products industries is intense and is characterized by extensive research efforts and rapid technological progress. Certain treatments for erectile dysfunction exist, such as needle injection therapy, vacuum constriction devices, penile implants and oral medications, and the manufacturers of these products will continue to improve these therapies. In July 1995, the FDA approved the use of alprostadil in Upjohn's needle injection therapy product for erectile dysfunction. Previously, Upjohn had obtained approval in a number of European countries. Additional competitive therapies under development include an oral medication, Viagra, by Pfizer, Inc., which is currently in Phase III clinical trials. Other large pharmaceutical companies are also actively engaged in the development of therapies for the treatment of erectile dysfunction. These companies have substantially greater research and development capabilities as well as substantially greater marketing, financial and human resources than the Company. In addition, these companies have significantly greater experience than the Company in undertaking preclinical testing, human clinical trials and other regulatory approval procedures. There are also small companies, academic institutions, governmental agencies and other research organizations that are conducting research in the area of erectile dysfunction. For instance, Zonagen, Inc. and Pentech Pharmaceutical, Inc. have oral medications under development. These entities may also market commercial products either on their own or through collaborative efforts. The Company's competitors may develop technologies and products that are available for sale prior to the Company's products or that are more effective than those being developed by the Company. Such developments would render the Company's products less competitive or possibly obsolete. If the Company is permitted to commence commercial sales of products, it will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which it has limited experience. See "Risk Factors -- Intense Competition."

GOVERNMENT REGULATION

     The production and marketing of the Company's proposed products and its research and development activities are subject to regulation for safety, effectiveness and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous FDA regulation. The Federal Food, Drug, and Cosmetic Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of the Company's products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

     The steps required before a pharmaceutical agent may be marketed in the United States include (i) preclinical laboratory tests, in vivo preclinical studies and formulation studies, (ii) the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence, (iii) adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug, (iv) the submission of an NDA to the FDA, and (v) the FDA approval of the NDA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with, and approved by, the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with GMP for both drugs and devices. To supply products for use in the United States, foreign manufacturing establishments must comply with GMP and are subject to periodic inspection by the FDA or by corresponding regulatory agencies in such countries under reciprocal agreements with the FDA. The Company's contract manufacturing site, located in New Jersey, must also be licensed by the State of New Jersey and must comply with New Jersey's separate regulatory requirements.

     Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and effectiveness of the product. Compounds must be adequately manufactured and preclinical safety tests must be conducted by laboratories that comply with FDA regulations. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA prior to the commencement of human clinical trials. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

     Clinical trials involve the administration of the investigational new drug to patients, under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy subjects, the drug is tested for safety, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics (clinical pharmacology). Phase II involves studies in a limited patient population to (i) determine the effectiveness of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. When a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical effectiveness and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed within any specific time period, if at all, with respect to any of the Company's products subject to such testing. Furthermore, the Company or the FDA may suspend clinical trials at any time if it is believed that the patients are being exposed to an unacceptable health risk. See "Risk Factors -- Government Regulation and Uncertainty of Product Approvals."

     The results of the pharmaceutical development, preclinical studies and clinical studies are submitted to the FDA in the form of an NDA for approval of the marketing and commercial shipment of the drug. The testing and approval process is likely to require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or require postmarketing testing and surveillance to monitor the safety of the Company's products if they do not view the NDA as containing adequate evidence of the safety and effectiveness of the drug. Notwithstanding the submission of such data, the FDA may ultimately decide that the application does not satisfy its regulatory criteria for approval. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

     For purposes of prioritizing the review of NDAs, FDA classifies drugs as either "priority review" or "standard review" products. A "priority review" drug is one that appears to represent a therapeutic advance over available therapy. This assessment is for FDA's review purposes only and does not represent the agency's views or predictions regarding a drug's ultimate value or how it will be received in the market. FDA can change a drug's classification during the review process.

     In connection with the Prescription Drug User Fee Act of 1992 (PDUFA), FDA has accepted a five-year goal, to be implemented by September 30, 1997, of acting on priority NDAs within six months of submission and on standard NDAs within 12 months of submission (major amendments received within three months of the action due date extend the date by three months). For these purposes, to "act on" an application does not necessarily mean to approve an NDA, but rather includes issuing an initial action letter indicating either that the application is approvable or that it is not approvable and listing the deficiencies that must be corrected.

     There are numerous "interim" review-time goals under PDUFA slated for implementation before 1997, but these do not treat priority and standard applications separately. Experience under PDUFA thus far has shown that, on average, priority applications have undergone somewhat shorter review periods than have standard applications before issuance of an initial action letter. However, the review period prior to an initial action letter and prior to final approval for any particular NDA will depend on many factors and may be considerably longer or shorter than the average, and there is no assurance that any particular NDA will in fact be approved by the FDA.

     Among the conditions for an NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

     For clinical investigation and marketing in Europe, the Company also is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely for European countries both within and outside the European Union ("EU"). The Company's approach to the European regulatory process involved the identification of respected clinical investigators in the member states of the EU and other European countries to conduct clinical studies. The Company designed these studies to meet FDA, EU and other European countries' standards. Within the EU, while marketing authorizations must be supported by clinical trial data of a type and extent set out by EU directives and guidelines, the approval process for the commencement of clinical trials is just beginning to be harmonized by EU law, and still varies from country to country. The system for obtaining marketing authorizations within the EU changed on January 1, 1995. The new EU registration system is a dual one in which certain products, such as biotechnology and high-technology products and those containing new active substances, have access to a central regulatory system that provides registration throughout the entire EU. Other products will be registered by national authorities in individual EU member states, operating on a principle of mutual recognition. As far as possible, the Company's studies were designed to develop a regulatory package sufficient for multi-country approval in the European markets without the need to duplicate studies for individual country approvals.

     Outside the United States and Europe, the Company's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authority. This foreign regulatory approval process includes all of the risks associated with FDA approval previously discussed.

EMPLOYEES

     As of May 17, 1996 the Company employed 42 persons, of whom one is part-time. None of the Company's current employees is represented by a labor union or is the subject of a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

FACILITIES

     The Company currently occupies 16,507 square feet of administrative space in Menlo Park, California under a lease which expires in December 1997. The Company's facility serves as the principal site for administration, clinical trial management, regulatory affairs and monitoring of product production and quality control. The current facilities are expected to meet the Company's administration requirements through the term of the lease.

     In June 1995, the Company completed constructing and equipping to its specifications approximately 6,000 square feet of leased manufacturing and testing space within Paco's facility in Lakewood, New Jersey.

     The Company is currently subleasing 2,150 square feet of laboratory space in San Carlos, California under a sublease which expires in August 1996. The Company anticipates that it can renew this lease or that other space will be available.

LITIGATION

     A former consultant to the Company has claimed that he is the inventor of certain technology disclosed in one of the Company's patents. The former consultant further claims that the Company defrauded him by allegedly failing to inform him that it intended to use and patent this technology, and by failing to compensate him for the technology in the manner allegedly promised. On May 28, 1996, the Company filed a complaint for declaratory judgment against the former consultant in the United States District Court for the Northern District of California, which seeks a declaration from the court that the former consultant is not an inventor of any of the technology disclosed in the patent. In a separate matter, on April 10, 1996, the licensors in an agreement by which the Company acquired a patent license filed a lawsuit in a Texas State court that alleges that they were defrauded in connection with the renegotiation of the license agreement between the Company and the licensors. On May 8, 1996 the action was removed to the United States District Court for the Western District of Texas. In addition to monetary damages, the licensors seek to return to the terms of the original license agreement. The Company has conducted a review of the circumstances surrounding these two matters and believes that the allegations are without merit. Although the Company believes that it should prevail, the uncertainties inherent in litigation prevent the Company from giving any assurances about the outcome of such litigation. See "Management -- Limitations on Liability and Indemnification Matters."

MEDICAL ADVISORY BOARD

     VIVUS has recruited several physician specialists and experienced practitioners in the treatment of erectile dysfunction to serve on its Medical Advisory Board.

     Nils G. Kock, M.D., Ph.D. is a Professor Emeritus and former chairman in the Department of Surgery, University of Goteborg, Sahlgren's Hospital, Goteborg, Sweden. Dr. Kock is an expert in the causes and treatment of erectile dysfunction, an area where he has published extensively. He was one of the first to study transurethral therapy in patients with erectile dysfunction, and is the named inventor on a patent which is licensed to the Company describing transurethral therapy for erectile dysfunction.

     Stanley G. Korenman, M.D. is the Associate Dean of Ethics and the Medical Scientist Training Program, Department of Medicine, University of California at Los Angeles, California. Dr. Korenman is a renowned endocrinologist and geriatrician. He has lectured and published extensively on the causes and treatment of erectile dysfunction and aging and male sexual function.

     Tom F. Lue, M.D. is a Professor in the Department of Urology, School of Medicine, University of California Medical Center, San Francisco, California. Dr. Lue is an acknowledged expert in the area of erectile dysfunction and has published extensively on its causes and treatment.

     Virgil A. Place, M.D., Chairman of the Board and Chief Scientific Officer of VIVUS, also serves as a Medical Advisory Board member.

     Mary Lake Polan, M.D., Ph.D. is a Professor and the Chairman of the Department of Gynecology and Obstetrics, Stanford University Medical Center, Stanford, California. Dr. Polan has published extensively on the causes and treatment of female infertility and the female reproductive system.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the Company are as follows:


                 NAME                    AGE                        POSITION
- --------------------------------------  -----  ---------------------------------------------------
Virgil A. Place, M.D..................   71    Chairman of the Board and Chief Scientific Officer
Leland F. Wilson......................   52    President, Chief Executive Officer and Director
Paul C. Doherty, Ph.D.................   46    Vice President, Research and Development
Neil Gesundheit, M.D..................   43    Vice President, Clinical and Regulatory Affairs
Terry M. Nida.........................   47    Vice President, Europe
Clair W. Sater........................   54    Vice President, Corporate Development
David C. Yntema.......................   51    Vice President, Finance and Chief Financial Officer
Richard L. Casey(1)...................   49    Director
Samuel D. Colella(2)(3)...............   56    Director
Brian H. Dovey(2)(3)..................   55    Director
Elizabeth A. Fetter...................   37    Director
Peter Barton Hutt(1)..................   61    Director


- ---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

     All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

     VIRGIL A. PLACE, M.D. is the founder of VIVUS and has been its Chief Scientific Officer and Chairman of the Board since the Company was formed in April 1991. Before joining VIVUS, Dr. Place worked at Alza from 1969 to 1993. At Alza, Dr. Place was Principal Scientist and held a variety of executive positions including Vice President of Medical and Regulatory Affairs. In addition, Dr. Place served nine years on the Alza Board of Directors. He received a B.A. in Chemistry from Indiana University and an M.D. from Johns Hopkins University. He is Board Certified in Internal Medicine, with specialty training at Mayo Clinic.

     LELAND F. WILSON has been President and a director of VIVUS since April 1991 and Chief Executive Officer since November 1991. Prior to joining VIVUS, Mr. Wilson was Vice President of Marketing and Corporate Development of GeneLabs Technologies, Inc. from 1989 to 1991. Mr. Wilson was Group Product Director, later promoted to Director of Marketing at LifeScan, a Johnson & Johnson company, from 1986 to 1989. From 1973 to 1986, Mr. Wilson served in several research, marketing and sales positions for Syntex Research and Syntex Laboratories, Inc. Mr. Wilson received a B.S. and an M.S. from Pennsylvania State University.

     PAUL C. DOHERTY, PH.D. has been Vice President, Research and Development of VIVUS since February 1994. Prior to joining VIVUS, Dr. Doherty was Senior Scientist working in erectile dysfunction research for Lilly Research Laboratories, Eli Lilly and Company from 1990 to 1994. He was Assistant Professor, Department of Anatomy at Northeastern Ohio University College of Medicine from 1984 to 1990. He received a B.S. in Biology from Boston College, a Ph.D. in Anatomy from the University of Texas Health Science Center and has completed postgraduate work in Behavioral Endocrinology at the Massachusetts Institute of Technology.

     NEIL GESUNDHEIT, M.D., M.P.H. has been Vice President, Clinical and Regulatory Affairs for VIVUS since February 1994. Prior to joining VIVUS, Dr. Gesundheit was Associate Director of Clinical Research (Endocrinology) at Genentech, Inc. from 1989 to 1993. He received an A.B. from Harvard University, an

M.P.H. from the University of California at Berkeley, and an M.D. from the University of California at San Francisco. Dr. Gesundheit is Board Certified in Internal Medicine and in the subspecialty of Endocrinology and Metabolism.

     TERRY M. NIDA has been Vice President, Europe for VIVUS since November 1995 and effective March 28, 1996 was appointed an executive officer. Prior to joining VIVUS, Mr. Nida was Vice President for Carrington Laboratories, with responsibility for all sales, marketing and business development activities. Mr. Nida was Senior Director, Worldwide Sales, Marketing and Business Development for Centocor, Inc. from 1993 to 1994, and Director of Sales and Marketing in Europe for Centocor, Inc. from 1990 to 1993. He received his B.A. in English and Masters in Administration of Justice from Wichita State University.

     CLAIR W. SATER has been Vice President, Corporate Development for VIVUS since January 1995. From January 1993 to January 1995, Mr. Sater was Vice President, Marketing and Business Development. Prior to joining VIVUS, Mr. Sater was Executive Vice President for Cholestech Corporation from 1990 to 1991. Mr. Sater was Vice President of Marketing and Vice President of International for LifeScan, a Johnson & Johnson company, from 1982 to 1990. Mr. Sater received a B.S. and an M.S. in Engineering from Iowa State University and an M.B.A. from Stanford University.

     DAVID C. YNTEMA has been Vice President, Finance and Chief Financial Officer of VIVUS since May 1994. Prior to joining VIVUS, he served as Chief Financial Officer of EO, Inc., a hand-held personal computer company, from 1993 to 1994, MasPar Computer Corporation, a supercomputer company, from 1990 to 1993, and System Industries, Inc., a storage sub-system company, from 1988 to 1990. He received a B.A. from Hope College and an M.B.A. from the University of Michigan, and is a Certified Public Accountant.

     RICHARD L. CASEY has been a director of VIVUS since March 1992. Since 1987, Mr. Casey has been Chairman and Chief Executive Officer of Scios, Inc., a biotechnology company. Prior to joining Scios, Inc., Mr. Casey was Executive Vice President of Alza and President of Alza Pharmaceuticals Division. Mr. Casey is a director of Guilford Pharmaceuticals, Inc. He received a B.S. in Chemistry and an M.B.A. from Stanford University.

     SAMUEL D. COLELLA has been a director of VIVUS since November 1991. Mr. Colella has been a general partner at Institutional Venture Partners, a venture capital firm, since 1984. Mr. Colella is a director of Biosys, Inc., Endosonics Corp. and Genta Incorporated. He received a B.S. in Business and Engineering from the University of Pittsburgh and an M.B.A. from Stanford University.

     BRIAN H. DOVEY has been a director of VIVUS since November 1991. Mr. Dovey has been a general partner of Domain Associates, a venture capital firm, since 1988. Mr. Dovey is a director of Univax Biologics, Inc., Creative BioMolecules, Inc., Athena Neurosciences, Inc. and ReSound Corporation. He received a B.A. from Colgate University and an M.B.A. from Harvard Business School.


     ELIZABETH A. FETTER was appointed as a director of VIVUS in June 1996. Ms. Fetter has been employed by Pacific Bell since 1991, most recently as the President of its Industry Markets Group. She received a B.A. in Communications Studies from Pennsylvania State University and an M.S. in Industrial Administration and Public Policy from Carnegie-Mellon University.


     PETER BARTON HUTT has been a director of VIVUS since January 1992. Mr. Hutt has been a partner in the Washington, D.C. law firm of Covington & Burling since 1975. From 1971 to 1975 he was chief counsel for the Food and Drug Administration. Mr. Hutt is a director of Cell Genesys, Inc., IDEC Pharmaceuticals, Inc., Emisphere Technologies, Inc., Sparta Pharmaceuticals, Inc. and Interneuron Pharmaceutical, Inc. He received a B.A. from Yale University, an LL.B. from Harvard University, and an LL.M. from New York University.

              LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for
(i) breach of their
duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws permit such indemnification.

     The Company has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     There is certain pending and threatened litigation involving Leland F. Wilson and Virgil A. Place, each a director and officer of the Company, that may result in a claim for indemnification. See "Business -- Litigation."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated, Invemed Associates, Inc. and Genesis Merchant Group Securities are acting as representatives (the "Representatives"), have severally agreed, on the terms and subject to the conditions set forth in the Underwriting Agreement by and among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                             NUMBER
                                  UNDERWRITERS                              OF SHARES
        ----------------------------------------------------------------    ---------
        PaineWebber Incorporated........................................
        Invemed Associates, Inc.........................................
        Genesis Merchant Group Securities...............................

                                                                            ---------
                  Total.................................................    2,000,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option).

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price
less a concession not in excess of $       per share, and that the Underwriters
and such selected dealers may reallow a concession to other dealers not in
excess of $       per share. After the public offering of the Common Stock, the public offering price, the concessions to selected dealers and reallowance to other dealers may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares of Common Stock that it is obligated to purchase as shown in the table set forth above. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sales of shares of Common Stock.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, its directors and executive officers and certain stockholders have agreed not to offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 90 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of PaineWebber Incorporated, and (iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options, or the grant of options to purchase shares of Common Stock.

     In connection with this offering, certain Underwriters and selling group members or their affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period, and all passive market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     As of the date of this Prospectus, Invemed Associates, Inc. and its affiliates beneficially own an aggregate of 199,172 shares of Common Stock (including up to 92,505 shares subject to outstanding warrants exercisable for Common Stock). In addition, Genesis Merchant Group Securities beneficially owns an aggregate of 90 shares of Common Stock.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to patents in connection with this offering will be passed on by Flehr Hohbach Test Albritton & Herbert, San Francisco, California. Pillsbury Madison & Sutro LLP, Menlo Park, California is acting as legal counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby. As of the date of this Prospectus, members of Wilson Sonsini Goodrich & Rosati, P.C., beneficially own approximately 18,500 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the caption "Risk
Factors -- Proprietary Rights and Risk of Litigation" and "Business -- Licensed Patents and Proprietary Rights" have been reviewed and approved by Flehr Hohbach Test Albritton & Herbert, patent counsel for the Company, as experts in such matters and are included herein in reliance upon such review and approval.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

     The Company's logo and MUSE are trademarks of the Company. Trademarks of other corporations and organizations are also referred to in this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act with the Commission that became effective on April 7, 1994, (iv) the description of Common Stock and the Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act with the Commission that became effective on March 5, 1996, and (v) the Company's Form 8-K filed with the Commission on May 31, 1996. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof. The following unaudited material events occurring subsequent to the date of the report of independent public accountants should be read in conjunction with the December 31, 1995 financial statements, (i) the discussion under "Business -- Litigation," (ii) the discussion of the marketing agreement with Astra under "Business -- Sales and Marketing" and (iii) the discussion of the issuance of Common Stock to ALZA under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to David C. Yntema, VIVUS, Inc., 545 Middlefield Road, Suite 200, Menlo Park, California 94025, telephone (415) 325-5511.

- ------------------------------------------------------------
- ------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                            ------
Prospectus Summary.........................      3
Risk Factors...............................      5
Use of Proceeds............................     13
Price Range of Common Stock................     13
Dividend Policy............................     13
Capitalization.............................     14
Dilution...................................     14
Selected Financial Data....................     15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................     16
Business...................................     20
Management.................................     34
Underwriting...............................     37
Legal Matters..............................     38
Experts....................................     38
Available Information......................     39
Incorporation of Certain Documents by
  Reference................................     39

- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------

                                2,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                            PAINEWEBBER INCORPORATED

                            INVEMED ASSOCIATES, INC.
                             GENESIS MERCHANT GROUP
                       SECURITIES

                            ------------------------

                                          , 1996

- ------------------------------------------------------------
- ------------------------------------------------------------

                      APPENDIX -- DESCRIPTION OF GRAPHICS

INSIDE FRONT COVER:

     (UPPER LEFT). This illustration depicts a cross section of the penis and labels the location of the urethra and the erectile bodies. There is a box around the urethra with an arrow attached to it that points to the illustration in the upper right of the inside front cover.

     INSIDE FRONT COVER:

     CAPTION:  CROSS SECTION OF PENIS
               For an erection to occur, a sufficient quantity of blood must flow into the erectile bodies of the penis and be maintained there.

     (UPPER RIGHT). This illustration is being pointed to by the box that is around the urethra in the illustration in the upper right of the inside front cover and depicts a blow up view of the urethra. The illustration depicts a pharmacologic agent in the urethra that is being transferred to the surrounding erectile tissues.

     CAPTION:  CLOSE-UP VIEW OF THE URETHRA
               The pharmacologic agent is applied topically to the urethral lining where it is quickly absorbed and rapidly transferred to the surrounding erectile tissues.

     (LOWER LEFT). This is a photograph of a hand holding the Company's transurethral system for erection which contains a pharmacologic agent.

     CAPTION: The Company's transurethral system for erection consists of a single-use, disposable plastic applicator which contains the pharmacologic agent and can be easily administered with minimal instruction.

PAGE 20

     This illustration depicts a cross section of the penis and labels the location of the corpora cavernosa, the corpus spongiosum and the urethra.

PAGE 23

     There are two illustrations side by side. The one on the left is a depiction of a hand holding the Company's transurethral system for erection. The one on the right is a depiction of the Company's transurethral system for erection being inserted into the urethra of the penis.

PAGE 24

     This chart depicts the sequence of the Company's clinical trials from left to right. On the far left is a column of two boxes. One is for the Company's Dose Ranging Study and the other is for the Company's Quality of Life Study. Each study is indicated as having been completed, and the applicable box designates the Dose Ranging Study as a Phase II/III study and the Quality of Life Study as a Phase III Study.

     To the right of the two far left boxes is a middle column of four boxes for (from top to bottom) the Company's Maintenance Study, the Company's U.S. Confirmatory Study #1, the Company's U.S. Confirmatory Study #2 and the Company's European Confirmatory Study. Each of these studies is designated as a Phase III study that has been completed. The top box in the column is for the Maintenance Study, and there are arrows emanating from two far left boxes that point to the box for the Maintenance Study.

     There are two boxes in a column on the far right for the Company's Extended Maintenance Study and the Company's European Extended Maintenance Study indicating that each of them is still in process. The upper box is for the Extended Maintenance Study, and there are arrows emanating from the upper three boxes (Maintenance Study, U.S. Confirmatory Study #1, and U.S. Confirmatory Study #2) in the middle column that point to the box for the Extended Maintenance Study. The lower box in the far right column is for the

European Extended Maintenance Study, and there is an arrow emanating from lowest box in the middle column that points to the box for the European Extended Maintenance Study.

     Beneath the far left column of boxes and the middle column of boxes is a long rectangular box that runs from the beginning of the left column to the end of the middle column. This box is for the Company's Safety Studies that are designated as complete.

     Sitting above and between the middle column of boxes and the far right column of boxes is an ellipse for the Company's NDA Submission, which is indicated as having been filed in March 1996. An arrow emanates from the bottom of the ellipse and points down to the space between the middle column of boxes and the far right column of boxes.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee.

                                                                             AMOUNT
                                                                             TO BE
                                                                              PAID
                                                                            --------
        Registration Fee..................................................  $ 23,800
        NASD Filing Fee...................................................     7,400
        The Nasdaq National Market Listing Fee............................    17,500
        Printing..........................................................   100,000
        Legal Fees and Expenses...........................................   200,000
        Accounting Fees and Expenses......................................   100,000
        Blue Sky Fees and Expenses........................................    15,000
        Registrar and Transfer Agent Fees.................................     5,000
        Miscellaneous.....................................................    31,300
                                                                            --------
                  Total...................................................  $500,000
                                                                            ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VIII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


       **1.1      Form of Underwriting Agreement
        *4.1      Preferred Shares Rights Agreement dated as of February 13, 1996 by and among Vivus, Inc. and First Interstate Bank of California including the
                  Certificate of Determination, the Form of Rights Certificate and the
                  Summary at Rights attached thereto as Exhibits A, B and C respectively.
       **5.1      Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

        24.1      Consent of Arthur Andersen LLP, Independent Public Accountants (See II-4)
      **24.2      Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
                  5.1)
      **24.3      Consent of Flehr Hohbach Test Albritton & Herbert
      **25.1      Power of Attorney

- ---------------


 * Incorporated by reference to the exhibit filed with the Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission that became effective on March 5, 1996.



** Previously filed.


ITEM 17. UNDERTAKINGS


     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     The undersigned Registrant undertakes: (1) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; (2) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 21st day of June, 1996.


                                          VIVUS, Inc.

                                          By:          LELAND F. WILSON

                                            ------------------------------------
                                                      Leland F. Wilson
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     NAME                                    TITLE                   DATE
- -----------------------------------------------  -----------------------------  --------------
                       LELAND F. WILSON           President, Chief Executive     June 21, 1996
- -----------------------------------------------  Officer (Principal Executive
               Leland F. Wilson                      Officer) and Director
                           VIRGIL A.               Chairman of the Board and     June 21, 1996
                     PLACE*                      Chief Scientific Officer and
- -----------------------------------------------            Director
                Virgil A. Place
                        DAVID C. YNTEMA            Vice President of Finance     June 21, 1996
- -----------------------------------------------     Chief Financial Officer
                David C. Yntema                    (Principal Financial and
                                                      Accounting Officer)
                      RICHARD L. CASEY*                    Director              June 21, 1996
- -----------------------------------------------
               Richard L. Casey
                     SAMUEL D. COLELLA*                    Director              June 21, 1996
- -----------------------------------------------
               Samuel D. Colella
                        BRIAN H. DOVEY*                    Director              June 21, 1996
- -----------------------------------------------
                Brian H. Dovey
                                                           Director
- -----------------------------------------------
              Elizabeth A. Fetter
                     PETER BARTON HUTT*                    Director              June 21, 1996
- -----------------------------------------------
               Peter Barton Hutt


*By:          LELAND F. WILSON

     ---------------------------------
            (Leland F. Wilson,
             Attorney-in-Fact)

                                                                    EXHIBIT 24.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our report (and all references to our Firm) included in or made a part of the Registration Statement for VIVUS, Inc., as amended (File No. 333-04857).

                                          ARTHUR ANDERSEN LLP
Oakland, California

June 21, 1996